

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Jonas Grossman
Chief Executive Officer
Chardan NexTech Acquisition 2 Corp.
17 State Street, 21st Floor
New York, New York 10004

      Re: Chardan NexTech Acquisition 2 Corp.
             Preliminary Proxy Statement on Schedule 14A
             Filed on July 8, 2022
             File No. 001-40730

Dear Mr. Grossman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing